UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ACTIVEWORLDS.COM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0504X207

(CUSIP Number)

Allan M. Lerner, Esq.
2888 East Oakland Park Boulevard
Fort Lauderdale, Florida 33306
(954) 563-8111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

CUSIP NO. 0504X207	13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) X3D Technologies, Inc. 65-1134619

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

	(7)	SOLE VOTING POWER
NUMBER OF		1,200,100
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		1,200,100

	(10)	SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,100

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14

(14)	TYPE OF REPORTING PERSON (See Instructions) CO

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Item 1. Security and Issuer

Common Stock, $0.001 par value Activeworlds.com, Inc. 95 Parker Street Newburyport, MA 01950

Item 2. Identity and Background

a. This Schedule 13D is being filed by X3D Technologies, Inc., a Florida corporation. X3D Technologies, Inc., will hereinafter be referred to as “X3D” or the “Reporting Person.”

b. The Reporting Person is located at 2401 PGA Boulevard, Palm Beach Gardens, Florida 33410.

c. X3D Technologies, Inc. is a provider of advanced technologies and integration services that provide unique and dynamic “three-dimensional” user experiences for a broad range of Internet Applications.

d. There has not been a conviction of any officers or directors of X3D, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the last five years, no officer or director of X3D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding such violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     X3D paid an aggregate of $180,000 for the shares. The source of the funds was the corporate working capital of the Reporting Person. The shares were purchased in a privately negotiated transaction between the parties. In addition, on April 29, 2002, the Reporting Person also purchased 100 Shares of the Company in the open market at the purchase price of $0.46 per share.

Item 4. Purpose of Transaction

     The primary interest of the Reporting Person is to maximize the value of its investment in the Company. The Reporting Person believes that its business and that of the Company are complimentary, and intends to present a proposal to the Board for the business combination of the Company with itself. The Reporting Person intends to continually review the Company’s business affairs, financial position, and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation, review, and other factors, the Reporting Person will continue to consider various alternative courses of action and will in the future take such actions with respect to its investment in the Company as it deems appropriate. Such actions may include, but are not limited to, the following:

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(i) Communicate with other shareholders of the Company or persons who may desire to become shareholders of the Company regarding the replacement of the Company’s existing executive officers and/or existing members of the board of directors of the Company, and/or other matters regarding the management and operation of the Company;

(ii) Seek representation on the Board of Directors of the Company;

(iii) Seek the removal of one or more members of the Company’s board of directors and/or executive officers;

(iv) Solicit proxies, to be used at either the Company’s regular annual meeting of shareholders, or at a special meeting of shareholders, for the purposes described in clauses (i), (ii) and/or (iii) above, or for the election of one or more nominees of the Company and/or such other shareholders (which may include one or more designees of the Company) to the board of directors of the Company;

(v) Make recommendations regarding various business strategies, or seek to cause the Company to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties, including the Reporting Person;

(vi) Recommend hiring an investment banker to evaluate strategies to enhance shareholder value; and

(vii) Take such other actions as the Reporting Person may determine.

     Such actions may involve the purchase of additional shares of Common Stock and, alternatively, may involve the sale of all or a portion of the Shares held by the Reporting Person in the open market or in privately negotiated transactions to one or more financial or strategic purchasers. As a result of the foregoing, the Reporting Person’s position with respect to the Company may not be considered solely that of passive investors. There can be no assurance, however, that the Reporting Person will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

	Number of Shares	% of Outstanding Shares

X3D Technologies, Inc.	1,200,100	14

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     April 29, 2002 Stock Purchase Agreement

     The Stock Purchase Agreement entered into on April 29, 2002, by X3D, as purchaser, provides for the sale and purchase of 1.2 million shares of Activeworlds, 600,000 shares each from J.P. McCormick and Richard F. Noll to X3D, an accredited investor as that term is defined under Regulation D of the Securities Act of 1933. Messrs. J.P. McCormick and Richard F. Noll are officers and directors of the Company. The purchase price of the stock is $0.15 per share for a total of $180,000. The shares which are the subject of this Agreement are fully paid for, non assessable and have not been registered with the Securities and Exchange Commission. The laws of the Commonwealth of Massachusetts govern this transaction.

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     On April 29, 2002, the Reporting Person also purchased 100 Shares of the Company in the open market at the purchase price of $0.46 per share.

Item 7. Material to be Filed as Exhibits

Exhibit 1	-	Stock Purchase Agreement, dated April 29, 2002, by and between X3D Technologies, Inc. and J.P. McCormick and Richard F. Noll.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/8/02

Date

John Textor

Signature

CEO

Name/Title

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